SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Dell Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

24702R101
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 17, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 11 to the Schedule 13D, relating to the shares of common stock, par value $0.01 per share (the “Shares”), issued by Dell Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2013, as amended by Amendment No. 1, filed with the SEC on May 13, 2013, Amendment No. 2, filed with the SEC on June 18, 2013, Amendment No. 3, filed with the SEC on July 1, 2013, Amendment No. 4, filed with the SEC on July 8, 2013, Amendment No. 5, filed with the SEC on July 8, 2013, Amendment No. 6, filed with the SEC on July 10, 2013, Amendment No. 7, filed with the SEC on July 11, 2013, Amendment No. 8, filed with the SEC on July 11, 2013, Amendment No. 9, filed with the SEC on July 12, 2013, and Amendment No. 10, filed with the SEC on July 15, 2013, to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 17, 2013, the Reporting Persons issued an open letter to stockholders of the Issuer (the “July 17 Letter”).  A copy of the July 17 Letter is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 1                      July 17 Letter

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 2013

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By:  Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D, Amendment No. 11 – Dell Inc.]

EXHIBIT 1

FOR IMMEDIATE RELEASE

CARL C. ICAHN AND SOUTHEASTERN ASSET MANAGEMENT ISSUE OPEN LETTER TO STOCKHOLDERS OF DELL AND SPECIAL COMMITTEE

New York, New York, July 17, 2013 – Carl C. Icahn and his affiliates and Southeastern Asset Management today issued the following open letter to stockholders of Dell Inc. and its Special Committee.

Dear Fellow Dell Stockholders:

In its July 16 letter, the Dell Special Committee once again explained to stockholders why the Special Committee supports the Michael Dell/Silver Lake transaction that it has spent so many months trying to persuade us to vote for.  As in the past, we continue to believe that the Michael Dell/Silver Lake transaction substantially undervalues Dell and that stockholders should be entitled to choose to retain the upside potential of their Dell shares.

JULY 18 IS THE SCHEDULED TIME FOR THE OWNERS OF DELL TO DECIDE THE FUTURE OF THEIR COMPANY.

The Special Committee stated that it has “taken extraordinary measures to ensure Mr. Dell’s neutrality and to leave the final decision with disinterested stockholders.”  However, it has been reported by various news sources that the Board of Directors may decide to postpone the July 18 vote -- either to get more votes for the Michael Dell/Silver Lake transaction, or for the Special Committee to try to negotiate a better price. Quite frankly, if the Special Committee does not like the $13.65 price, then as we see it, they should not have approved the Michael Dell/Silver Lake transaction in the first place.  Also, if stockholders have not approved that transaction after almost 6 months of the Special Committee and others campaigning for it, the company should not put off the July 18 vote.  Can you imagine a political election contest where one side could push off the election to wait for a better day to hold the election – a date when it is hoped they might do better in the vote than they would have done on the originally scheduled election date?  We think that if the company wishes to be true to the Special Committee’s undertaking to “leave the final decision with disinterested stockholders,” then the company must allow a final vote to be completed on July 18, and not try to postpone the vote to a later date.

Should the Michael Dell/Silver Lake transaction be defeated, we also urge the Dell Board to move quickly to hold the Annual Meeting when stockholders will have the opportunity to elect our slate of directors.  Our slate has met and unanimously supports our proposed Dell self tender offer and its implementation in accordance with their fiduciary duties.  As previously communicated, we believe that our proposed Dell self tender offer has a total value to tendering stockholders of approximately $15.50 to $18.00 per share.*

WE URGE STOCKHOLDERS TO VOTE NO ON THE MICHAEL DELL/SILVER LAKE PROPOSAL.

Sincerely,

Carl C. Icahn	O. Mason Hawkins	G. Staley Cates
Icahn Enterprises LP	Southeastern	Southeastern
	Asset Management	Asset Management

For assistance in voting your shares, please contact D.F. King & Co., Inc., which is assisting Icahn and Southeastern Asset Management, at 1-800-347-4750 (banks and brokers call 1-212-269-5550) or by e-mail at dell@dfking.com.

*           These estimates are based upon the assumptions and calculations set forth in Definitive Additional Materials that we filed with the SEC on July 12, 2013 and July 16, 2013 and reflect only an illustration of the implied value of Dell based upon those assumptions and calculations.  The foregoing and the information contained in the Definitive Additional Materials are not a prediction of the specific future market value of Dell stock or any warrant.

NOTICE TO INVESTORS

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT, DATED JUNE 26, 2013, AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY ICAHN ENTERPRISES, LP, SOUTHEASTERN ASSET MANAGEMENT, INC. AND THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF DELL INC. FOR USE AT DELL INC.’S SPECIAL MEETING OF STOCKHOLDERS SCHEDULED TO BE HELD ON JULY 18, 2013 BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION.  A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY HAVE BEEN MAILED TO STOCKHOLDERS OF DELL INC. AND ARE ALSO AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT, DATED JUNE 26, 2013. EXCEPT AS OTHERWISE DISCLOSED IN THE DEFINITIVE PROXY STATEMENT, THE PARTICIPANTS HAVE NO INTEREST IN DELL INC. OTHER THAN THROUGH THE BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK OF DELL INC. AS DISCLOSED IN THE DEFINITIVE PROXY STATEMENT.  WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD PARTY TO INCLUDE THEIR INFORMATION IN THIS LETTER.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this letter, and the documents referred to in this letter, are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives.  Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties.  Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties.  Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements.  Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,”  “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “will,” “objective,” “projection,” “forecast,” “management believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.

Important factors that could cause actual results to differ materially from the expectations set forth in this letter include, among other things, the factors identified under the section entitled “Risk Factors” in Dell’s Annual Report on Form 10-K for the year ended February 1, 2013 and under the section entitled “Cautionary Statement Concerning Forward-Looking Information” in Dell’s Definitive Proxy Statement filed with the SEC on May 31, 2013.  Such forward-looking statements should therefore be construed in light of such factors, and Icahn and Southeastern are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:
Susan Gordon
(212) 702-4309